0-30674

02043629

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of July, 2002 7/1/2002

ASIACONTENT.COM, LTD. (In liquidation)
(Translation of registrant's name into English)

18/F MLC TOWER
248 QUEEN'S ROAD EAST
WANCHAI, HONG KONG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

109 12##

Exhibit Index

Exhibit	Description of Exhibit	Page
1.	Press Release	5

Press Release

The Registrant issued a press release dated July 19, 2002 announcing that the Registrant's Joint Venture with DoubleClick International Internet Advertising Limited intends to make business changes. The press release is attached as Exhibit 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 19, 2002

ASIACONTENT.COM, LTD (In liquidation)
(Registrant)

By: BDO International
BDO International
Liquidator

Exhibit 1

DOUBLECLICK MEDIA ASIA ANNOUNCES ITS INTENT TO MAKE BUSINESS CHANGES

--DoubleClick Inc. Continues to Focus on Technology Services Throughout Asia Pacific--

Hong Kong, July 19, 2002 – DoubleClick Media Asia Limited, a joint venture between DoubleClick International Internet Advertising Limited and Asiacontent.com, Ltd. that engages in online media sales, today announced its intent to make changes to its business. Given that Asiacontent.com, Ltd., the majority partner in the joint venture, has announced plans to liquidate its business, DoubleClick Media Asia is looking for strategic alternatives.

DoubleClick International Internet Advertising Limited and Asiacontent.com, Ltd. formed DoubleClick Media Asia in 1999, comprising media sales networks in Taiwan, Singapore, Korea, Hong Kong and China.

DoubleClick Media Asia intends to transfer its business in its subsidiaries in Korea, Taiwan and Hong Kong to current management in these countries. If agreements are reached, to ensure continuity, each new local entity would be led by its former country manager. In addition, the new Korean, Taiwan, and Hong Kong entities would use DoubleClick technology products for their ongoing ad serving needs.

"These businesses in Asia have grown significantly during the first half of this year. In order to continue this growth it makes the most sense to run the businesses under local ownership;" said Scott Knoll Managing Director of Asia, DoubleClick TechSolutions. "The restructure of this business venture would enable DoubleClick to focus on its core technology and email services business."

DoubleClick Media Asia will continue to look for strategic alternatives for its operations in China and Singapore. DoubleClick Media Asia expects the terms of these agreements to be finalized by the end of the third quarter 2002.

These changes would allow DoubleClick Inc. to focus its resources in the technology and email business, consistent with its operations in the rest of the world. Currently, DoubleClick's technology and email business in Asia consists of 230 customers including, Dell, Ikea, Ming Pao Daily News, Eachnet.

About Asiacontent.com, Ltd.

As previously announced, Asiacontent.com Ltd. commenced voluntary winding up on July 10, 2002. Asiacontent.com, Ltd. expects liquidation to be completed in 24 months.

About DoubleClick Inc.

DoubleClick is the leading provider of tools for advertisers, direct marketers and web publishers to plan, execute and analyze their marketing programs. DoubleClick's online advertising, email marketing and database marketing solutions help clients yield the highest return on their marketing dollar. In addition, the company's marketing analytics tools help clients measure within and across channels. DoubleClick Inc. has global headquarters in New York City and maintains 26 offices around the world.

This release contains forward-looking statements with respect to the anticipated spin off of business operations and the Company's liquidation and dissolution. Factors that may cause actual results to differ materially from these forward-looking statements include the following: failure of the Company to reach satisfactory terms, the amounts to be realized in connection with the sale of the Company's assets, the ability of the Company to effect an orderly wind down of its operations, the possible delay in implementation or termination of the plan of liquidation and dissolution, the timing and amount of payments to members, the effect of litigation in which the Company is involved and unknown liabilities which may be asserted in connection with the liquidation. Please refer to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001 and the Company's other filings with the SEC from time to time, for a description of certain additional factors which may cause results to differ materially from those indicated by these forward-looking statements.